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VIA EDGAR AND COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief

Re:	Opnext, Inc. Registration Statement on Form S-1 (Registration No. 333-138262)
Ladies and Gentlemen:
     On behalf of Opnext, Inc. (“Opnext” or the “Company”), we confirm receipt of the letter dated January 25, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding on behalf of the Company to the Staff’s comments as set forth below. The Staff’s comments are set forth below in italics, followed by the Company’s response. Opnext is filing pre-effective Amendment No. 3 (the “Amendment”) to the above referenced registration statement with this response letter. All page numbers in the responses below refer to Amendment No. 3. Defined terms used herein and not defined herein have the meanings set forth in Amendment No. 3.
Summary, page 1
1.	We note your response to prior comment 2 in our letter to you dated December 22, 2006. It does not appear that you have made any revisions to the disclosure relating to your challenges on page 3 to present it as equally prominent as the multiple, separately captioned paragraphs explaining your advantages. We reissue comment 2.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 3 of Amendment No. 3.

January 29, 2007

The Offering, page 4
2.	Please clarify in this section the effect of the stock split mentioned on page 26.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 4 and 25 of Amendment No. 3.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
3.	We note that your disclosure added in response to prior comment 8 appears to address increased demand, but not decreases like mentioned on page 39. Therefore, we reissue the comment.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 30 of Amendment No. 3.
Gross Margin, page 42
4.	We note that you present non-GAAP adjusted gross margin here and in your discussion of the three and six month periods ended September 30, 2006 and 2005. Your non-GAAP adjusted gross margin excludes DVD margins, the effects of fluctuations in foreign exchange rates and changes in inventory reserves. Separately, we note that you present a non-GAAP financial measure for adjusted gross margin on page 43 that excludes the above items as well as the effects of depreciation expense. Please revise the filing to provide all of the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP measure presented or revise to remove the non-GAAP financial measures. We may have further comment upon reviewing your response.
     The Company has revised the disclosure to delete the non-GAAP presentation and to address the Staff’s comment. Please refer to pages 37, 39, 41 and 42 of Amendment No. 3.
5.	Please tell us why you believe it is appropriate to provide different measurements of your adjusted gross margin so that the margin discussions on pages 42 and 44 are not comparable.
     The Company supplementally advises the Staff that the Company has revised the presentation in Amendment No. 3 to remove the measurements of adjusted gross margin and has revised the discussions so that they are comparable. Please refer to pages 41 and 42 of Amendment No. 3.
Liquidity, page 45
6.	Please revise the disclosure added in response to prior comment 10 to clarify why you do not know whether your short-term loans must be repaid after the offering.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 44 of Amendment No. 3.

January 29, 2007

Principal and Selling Stockholders, page 77
7.	We note the added disclosure on page 78. We reissue comments 36 and 37 in our letter to you dated November 21, 2006.
     The Company supplementally advises the Staff that on July 31, 2001, Hitachi, Ltd. contributed 100% of the equity interests in Opnext Japan to the Company in exchange for 105,000,000 shares, or 70% of the Company’s then outstanding Class A Common Stock, par value $0.01 per share.
     Likewise, the Company supplementally advises the Staff that on July 31, 2001, Clarity Opnext Holdings II, LLC contributed $70,341,153 in exchange for 9,851,702 shares, or 6.57% of the Company’s then outstanding Class A Common Stock, par value $0.01 per share. Concurrently with this acquisition, Clarity Partners, L.P. and Clarity Opnext Holdings I, LLC, affiliates of Clarity Opnext Holdings I, LLC contributed an additional $250,958,847 to the Company in exchange for 12,648,298 and 22,500,000 shares, or 8.43% and 15.00% respectively, of the Company’s then outstanding Class A Common Stock, par value $0.01 per share.
     The Company supplementally advises the Staff that neither Hitachi, Ltd. nor Clarity Opnext Holdings II are broker-dealers or affiliates of a broker-dealer.
     The Company has included disclosure that addresses the Staff’s comment. Please refer to page 29 of Amendment No. 3.
Certain Relationships and Related Party Transactions, page 79
8.	We note your response to comment 17. Your response that there was “no formal agreement or monetary arrangement” does not explain the extent of the relationship, if any, between your CEO and Clarity. For example, it is unclear from your response the nature of the relationship when Clarity approached you CEO about becoming CEO of Opnext. Also, to the extent there was a relationship, your response does not address when such relationship ended. We reissue comment 17.
     The Company supplementally advises the Staff that in October 2000, shortly after Mr. Bosco, our chief executive officer, retired from Lucent Technologies, he was approached by Clarity Partners, L.P., to become a special venture partner. Mr. Bosco verbally agreed to become a special venture partner and it was agreed between Clarity Partners and Mr. Bosco that as a special venture partner, Mr. Bosco would assist Clarity Partners in identifying technology investment opportunities. The first opportunity that was reviewed was the Company which at that time was a wholly owned subsidiary of Hitachi, Ltd. In connection with Mr. Bosco’s review of the Company for Clarity Partners, Mr. Bosco was introduced to Hitachi. In November 2000, Mr. Bosco was approached by Hitachi to be the president and chief executive officer of the Company. Mr. Bosco accepted the position as president and chief executive officer in November 2000 and at that time ceased being a special venture partner of Clarity. Mr. Bosco did not pursue any other opportunities with Clarity and did not enter into any written agreement or receive any

January 29, 2007

compensation from Clarity. Additionally, the Company advises the Staff that Mr. Bosco has not invested any money in Clarity Partners, L.P., or any of its investment affiliates.
Opnext Sales Transition Agreement, page 85
9.	Your disclosure that the Sales Transition Agreement terminated appears to be inconsistent with the disclosure of payments under that agreement. Please reconcile. Also, please specify the nature of the “certain logistic services.”
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 84 of Amendment No. 3.
Options, page 94
10.	Your revised disclosure that the restricted shares are not included in the number of shares outstanding appears to conflict with response 30 in your December 13, 2006 letter to us. Please reconcile.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page 93 of Amendment No. 3.
Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-8
Stock-Based Incentive Plans, page F-12
11.	We note your response to prior comment 20. Please note that we may have additional comments regarding your stock-based compensation when you update the Form S-1 with pricing information.
     The Company advises the Staff that the Company has updated the Form S-1 with pricing information. Please refer to page 4 of Amendment No. 3.
Exhibits
12.	Please note that we may have additional comments when you provide all required information, including complete exhibits.
     The Company acknowledges the Staff’s comment and confirms that it will respond to any additional comments regarding its exhibits.
Signatures, page II-6
13.	We note your changes in response to prior comment 21; however, the signature page should be in the format required by the Form S-1, with the appropriate signatures under

January 29, 2007

the first paragraph of text required by the Form and the appropriate signatures under the second paragraph of text required by the Form.
     The Company has revised the disclosure to address the Staff’s comment. Please refer to page II-6 of Amendment No. 3.
* * * * *

January 29, 2007

     As requested by the Staff, attached as Appendix A, please find a color copy of the artwork previously filed with Amendment No. 2 which was unchanged in Amendment No. 3.
     Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact J. Scott Hodgkins at (213) 891-8739, or me at (213) 891-8125.
Very truly yours,
/s/ Ann Lawrence
Ann Lawrence
of Latham & Watkins LLP
Enclosures

cc:	Eduardo Aleman, Esq., U.S. Securities and Exchange Commission
Eric Atallah, Esq., U.S. Securities and Exchange Commission
Kevin Vaughn, Esq., U.S. Securities and Exchange Commission
Harry L. Bosco, Opnext, Inc.
J. Scott Hodgkins, Latham & Watkins LLP
Keith F. Higgins, Ropes & Gray LLP
Julie H. Jones, Ropes & Gray LLP